SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES ANOTHER RECORD BREAKING WEEK WITH

OVER $1MM IN SIGNED DEALS OVER A FIVE DAY PERIOD

October 5, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, loyalty and reward solutions listed on the TSX Venture Exchange, is pleased to announce that the week of 28th of September represented yet another record breaking sales week for the company. The company managed to close on approximately $1.2 million worth of deals, its largest single sales week ever. The deals were across eleven promotions and for nine different clients.

According to Snipp CEO Atul Sabharwal, “This was our largest ever weeklong sales haul, beating our previous record, which was announced in August – and this one was technically done in five days (as opposed to the full seven). Also, the sales were all high-margin deals. I am very pleased with the growing recognition in the market of our integrated product suite, the value of the services we provide our customers and most importantly the amazing team at Snipp who have continuously demonstrated our ability to successfully deliver value to our clients. ”

Added David Hargreaves, Snipp’s Chief Client Officer, “This week’s success reflects a growing trend in our deals as we shift from single campaigns to bigger programs with larger average deal sizes and recurring revenues. Almost all these deals are using receipt validation as a key component in loyalty programs. Receipt processing has already proved itself in the short-term promotions space, and we are now seeing more and more multi-channel brands looking to integrate receipt processing into longer-term loyalty programs as the way to validate consumer purchases.”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the associated revenues will be recognized as per Snipp’s revenue recognition policies and may not be all together in any one quarter.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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